

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 31, 2015

Via E-mail
Leonard Perham
President and Chief Executive Officer
MoSys, Inc.
3301 Olcott Street
Santa Clara, CA 95054

> **Re: MoSys, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 13, 2015**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2015**
> **Filed May 11, 2015**
> **File No. 000-32929**

Dear Mr. Perham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 17

1.   We note that product revenue decreased due to a lower volume of integrated circuit shipments. In future filings, please discuss any unusual or infrequent events that individually had a material impact on your results. We note for example, statements made in your earnings call suggesting that a customer in Japan may have discontinued its orders. Please refer to Item 303(a)(3)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caleb French at (202) 551-6947 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Alan B. Kalin